Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
Below are statements made by Jay Kidd, Chief Marketing Officer of NetApp, Inc., to various media outlets on June 3, 2009 relating to discussions of the proposed acquisition of Data Domain, Inc. by NetApp, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of May 20, 2009 and as amended on June 3, 2009.
Excerpt from Computerworld magazine published on June 3, 2009
NetApp Inc. today reached a revised acquisition agreement with data deduplication vendor Data Domain Inc., but rival EMC has already one-upped NetApp’s offer to buy the company once before, and may again. NetApp Chief Marketing Officer Jay Kidd spoke with Computerworld about EMC’s somewhat surprise entrance into the Data Domain acquisition and why his company is a better suitor than its chief rival.
Were you surprised by EMC’s entrance into the bidding process? Not completely. It’s always difficult to predict the future actions of your competitors, and with EMC particularly you never know how aggressive or insane they may get on things. Clearly, their offer indicated they’re very concerned with both NetApp and Data Domain as competitors.
So EMC is an unwelcome suitor to Data Domain? It was a hostile tender offer without the involvement of [Data Domain’s] management. And hostile offers in tech domains usually don’t do very well.
But even with an agreement, EMC may come back and try to wow Data Domain with a higher bid. Could you and would NetApp go higher? Just to clarify. We have an agreement with Data Domain. It’s not tentative. We had an agreement before and we have their signature on the revised agreement as well. But the nature of publicly traded stocks is that it doesn’t preclude someone from making an appeal to share holders. It’s rare and difficult, but it doesn’t preclude it. Will another such offer be made? Hard to predict. Certainly, EMC’s recent release of reaffirming the value of their $30 [per share] offer, indicates that’s as high as they’d like to go. If they decide to go higher, then it’s a question of what’s their decision-making process.
But if they do, would you counter offer? I don’t want to speculate about what may happen. We’re committed to this deal and believe in the value of it.

So why is EMC even in the mix? Is this specifically to force its rival, NetApp, to pay more money for this acquisition? I do believe EMC is concerned enough about NetApp about a long-term competitor that they may do things that are not in the best interest of customers just to impede our progress. And, it’s quite possible that this action is just that.
Why is NetApp a better suitor for Data Domain? The two product lines are quite complimentary. Even Data Domain told us that when they sell, they were less successful selling into [EMC] install-based accounts ... so that creates growth opportunity for NetApp in terms of adding this to our portfolio. Data Domain’s business is 77% in North America, whereas over 50% of our business is outside of North America. So we have a great opportunity to expand distribution of the Data Domain product line more deeply into Europe and also into enterprise accounts.
What would you do with Data Domain’s employees? Would you retain the talent? What would you do with the product line? We have said we will manage it as a product line within our Product Operations Group. We are buying a product line, not just technology and it’s our commitment to continue to accelerate the growth and amplify the success of this product line. If in the long run we can integrate some technologies, that’s fine. But we’re not doing this just to do integration of technologies.
You’ve been hammered in the past for poorly handling acquisitions, namely the Spinnaker and Decru buyouts. How do you address those concerns that NetApp doesn’t handle acquisitions well. You know, acquisitions are always challenging even in the best of circumstances. I think if you look at our more recent acquisitions, such as Onaro, that business has done very well. We have learned a lot about what it takes to bring additional product lines into our portfolio and sell them and grow them successfully. We think clearly the scale of Data Domain business makes it easier to do that.
Why do you even need Data Domain? You’ve already got deduplication in your primary NAS storage. What we found is that the deduplication technology for primary storage, which tends to be more transactional, and deduplication for backup, which tends to be more streaming, are actually similar in basic concept but implementations are quite different. And, Data Domain just has a great product for deduplicating backup and archive storage. We think that opens up access to a set of customers we don’t have good access to now, as well as a complimentary offering we can sell to customers who may have a broader heterogeneous [infrastructure].
Why isn’t EMC a good suitor for Data Domain? EMC already has a data duduplicating virtual tape library [VTL]. Actually, this is their second one. They had FalconStor’s before and now they have Quantum. Their market share in the VTL market is quite high so the addition of Data Domain brings up serious anti-trust concerns. Plus they have their Avamar acquisition. It’s a salad bowl of data deduplication technologies.

And clearly they don’t need all of them in their product line, so the addition of Data Domain should raise very serious questions in customer’s minds as to which product they will kill.
Why Data Domain over FalconStor, Sepaton, Permabit. All the other mature deduplication vendors in the market today? Two words: Market success. Data Domain has really established great market success not just because they have deduplication but because they’ve delivered a simple appliance that greatly reduces the complexity and cost of backup.
Are you saying the other companies haven’t? Yes, I am.
Excerpt from Reuters published on June 3, 2009
Jay Kidd, chief marketing officer for NetApp, said in an interview with Reuters that he is confident his company would be able to win regulatory clearance more quickly than EMC.
“They are going to have too many products in the same space. Some of them would have to be ended,” he said.
...
“We believe that our offer has great value financially,” NetApp Chief Marketing Officer Jay Kidd told Reuters in an interview just minutes before the two companies announced their revised agreement.
Kidd also said NetApp’s purchase of Data Domain would get regulatory clearance far quicker than EMC’s purchase of the company, because the two make complementary rather than overlapping products.
Excerpt from eWEEK.com published on June 3, 2009
“We just think the combination of NetApp and Data Domain is better for a lot of constituencies—customers, shareholder[s] and partners—than EMC-Data Domain,” Jay Kidd, chief marketing officer of NetApp, told eWEEK.
“What we’re seeing is customers buying primary storage and backup storage; deduplication is not a market in and of itself,” Kidd said. “Dedupe is becoming more prevalent, especially in backup storage—most of the VTL [virtual tape library] offerings feature that now. But in primary storage, it’s still quite unique.”

...
“The synergies between our two companies will enable us to accelerate growth and market adoption, more so than as separate entities,” said Dan Warmenhoven, chairman and CEO of NetApp. “This partnership will create meaningful benefits for our global customers.”
Excerpt from ChanelWeb published on June 3, 2009
Jay Kidd, chief marketing officer at NetApp, said that EMC’s hostile tender offer for Data Domain is still in place, but that EMC in a statement released late Wednesday seems to indicate it would not increase its bid.
“EMC is still saying their $30 per share cash offer is better than our $30 per share offer,” he said. “I interpret that as saying, we’re not increasing our offer. Either that, or they’re confused.”
Kidd said that he expects the deal to close by late August or early September, at which time the company will be ready to discuss integration details.
He said there is some overlap in NetApp and Data Domain channel partners, with one estimate being that about 40 percent of Data Domain partners also carry NetApp.
“We got feedback from a lot of our channel partners that they are very excited,” he said. “NetApp has a much more mature channel program because of our age, and we expect Data Domain partners to benefit from working with NetApp.”
Forward-Looking Statements
This document contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.